

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2010

Mr. Scott Lieberman
Chief Executive Officer
International Development and Environmental Holdings
1173A Second Avenue, Suite 327
New York, NY 10065

      Re: **International Development and Environmental Holdings**
               Item 4.01 Form 8-K
               Filed October 27, 2010
               File No. 000-54106

Dear Mr. Lieberman:

      We issued comments to you on the above captioned filing on November 3, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by December 27, 2010 addressing these outstanding comments.

      If you do not respond to the outstanding comments by December 27, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

      You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

                  Sincerely,

                  John Cash
                  Accounting Branch Chief